CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
Fax: (509) 747-1770
E-mail: cclysiak@qwest.net

September 28, 2005

Ms. Sara W. Dunton, Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 0305
Washington, D.C. 20549-0305

RE: ST Online Corp.
Form SB-2 Registration Statement
File No. 333-121114

Dear Ms. Dunton:

In response to your letter of comments dated, September 6, 2005, please be advised as follows:

Risk Factors
  A risk factor has been included as requested.

  Risk factors have been included as requested.

  A risk factor has been included as requested.

Management's Discussion and Analysis or Plan of Operation
  The quantitative information requested has been supplied.

  The plan of operation has been revised to include the doubles lessons.

Securities and Exchange Commission
RE:   ST Online Corp.
         Form SB-2 Registration Statement
         File No. 333-121114
September 28, 2005

Reports

  The address has been revised.

Other
  The financial statements have been updated through June 30, 2005 and financial informatio0n in the registration statement has been revised through that date as well. A new auditor's consent has been provided.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak